UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)

Kiryat Atidim, Building 7, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On March 7, 2024, Chemomab Therapeutics Ltd. (the “Registrant”) issued a press release titled “Chemomab Therapeutics Announces Year End and Fourth Quarter 2023 Financial Results and Provides a Corporate Update”, a copy of which is furnished as Exhibit 99.1 herewith. The financial information included in the consolidated balance sheets and consolidated statements of operations contained in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-275002) and Form S-8 (File No. 333-259489 and No. 333-266868).

EXHIBIT INDEX

Exhibit	Description
99.1	Press release, dated March 7, 2024, titled “Chemomab Therapeutics Announces Year End and Fourth Quarter 2023 Financial Results and Provides a Corporate Update”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.

Date: March 7, 2024	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer